SNIPP INTERACTIVE INC.

SNIPP LAUNCHES A NATIONAL MULTI- CHANNEL LOYALTY REWARDS PROGRAM WITH KLEIN TOOLS

May 20th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of marketing promotions, rebates and loyalty solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announced the launch of a nationwide loyalty program for Klein Tools, a leading manufacturer of professional hand tools and protective equipment.

Called the Klein Tradesman Club™, the loyalty program allows customers to purchase Klein Tools products at any retailer and submit their receipts to receive rewards points.

“Klein customers have always rewarded us with their loyalty and we are excited to offer them something in return,” said Tom Barton, product marketing manager at Klein Tools. “We hope this program will help our customers continue to show their Klein pride on worksites across the country.”

The Klein Tradesman Club™ program has been set up using Snipp’s proprietary SnippLoyalty and SnippCheck platforms, and has been integrated into the Klein Tools iOS and Android apps. Consumers who purchase any Klein Tools product can submit their receipt via email, SMS, web upload or through the Klein Tools’ app. They earn one point for each dollar spent on Klein Tools products and can redeem their points for Klein branded merchandise. Receipt upload, account management and redemption can all be done directly through the Klein Tools app.

Atul Sabharwal, CEO of Snipp, said, “We are pleased to have launched our first multi-channel brand loyalty program in the US with Klein Tools on our newly acquired SnippLoyalty platform. We have seamlessly integrated this platform with our SnippCheck receipt processing solution to offer our multi-channel brand clients a complete loyalty solution to track and reward purchases across all retailers.

“The combination of our loyalty and receipt processing platforms enables us to offer brands a truly holistic loyalty solution through which they can incentivize consumers for all purchases across all retailers as well as non-purchase brand interactions through social media and other channels,” he added.

More details about the program are available at http://bit.ly/1FfAzMf or by visiting http://www.kleintradesmanclub.com.

Please visit http://home.snipp.com/clients/ for more Snipp programs and to view the all-new Snipp website.

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:

Press Inquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the  materials required to produce those products, labor relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

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